SAMSUNG
ELECTRONICS

[redacted]

08001013

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

February 26, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Senior Manager Myung-Kun Kim of IR Team at Samsung Electronics Co., Ltd. at (82) 2-727-7408.

Thank you.

Very truly yours,

PROCESSED
MAR 0 4 2008
THOMSON
FINANCIAL

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

3/3

SAMSUNG
ELECTRONICS

Court's Ruling on Samsung Motors Case

Summary of the Lawsuit

1. This lawsuit is related to the agreement regarding court receivership of Samsung Motors which Chairman Lee and 28 Samsung affiliates including Samsung Electronics have made with creditors of Samsung Motors in September 1999. (Related public disclosure: Lawsuit against Samsung Electronics and its Affiliates Regarding Samsung Motors, December 22, 2005)

2. The agreement between defendants and plaintiffs is still valid, but defendants have no obligation to pay KRW 2.45 trillion in cash as plaintiffs claimed. Defendants only have the obligation to sell 2.33 million shares of the 3.5 million shares which Chairman Lee already donated to plaintiffs, excluding 1.17 million shares which Seoul Guarantee Insurance sold already, to pay plaintiffs proceeds up to KRW 1.63 trillion.

3. If proceeds from sale of 4 million shares of Samsung Life Insurance are less than KRW 2.45 trillion, defendants have the obligation to pay the remainder through capital contributions or purchase of subordinate bonds.

Additional Information on Court Decision

1. Seoul District Court dismissed the claim of 14 creditors of Samsung Motors including Seoul Guarantee Insurance against Samsung Electronics and its affiliates to pay KRW 2.45 trillion and delinquency interest in cash.

2. (a) Defendants shall sell 2.33 million shares of Samsung Life Insurance which Chairman Lee Kun-Hee donated to plaintiffs, and pay the plaintiffs up to 1.63 trillion of proceeds from stock sale. If agreed by plaintiffs, the payment can be made with securities.

   (b) If proceeds from sale of 3.5 million shares which Chairman Lee donated to plaintiffs are less than KRW 2.45 trillion, Chairman Lee shall donate up to 0.5 million shares of Samsung Life Insurance to provide the remainder.

   (c) Defendants shall sell shares of Samsung Life Insurance to be additionally donated by Chairman Lee Kun-Hee to plaintiffs, and pay the proceeds to plaintiffs. If agreed by plaintiffs, the payment can be made with securities.

3. If proceeds from sale of 3.5 million shares of Samsung Life Insurance which Chairman Lee already donated to plaintiffs plus the additionally donated 0.5 million shares are less than KRW 2.45 trillion, defendants are obliged to provide the remainder through capital contributions or purchase of subordinate bonds upon agreement with plaintiffs.

4. Defendants shall pay plaintiffs interest for KRW 1.63 trillion that has been accumulating since January 1, 2001, at an annual rate of 6 percent.

5. article 2 and article 4 can be provisionally executed.

6. Plaintiffs shall pay 60% of the costs of a lawsuit, and defendants shall pay the remainder.

Others

- Samsung Electronics will to review the possible response measures including an appeal after consultation with its affiliates.

- Date of written judgment receiving: February 14, 2008

SAMSUNG
ELECTRONICS

Appeal Court Ruling
on Samsung Motors Case

On February 26, 2008, Samsung Electronics appealed Seoul District Court's ruling dated February 14, 2008, on Samsung Motors case.

Basis of the Appeal

1. Seeking to dismiss the plaintiff's claims and the court ruling made against the defendant
2. Seeking to have the plaintiff reimburse the full cost of lawsuits

※ 1. This lawsuit is related to the agreement regarding court receivership of Samsung Motors which Chairman Lee and 28 Samsung affiliates including Samsung Electronics have made with 14 creditors of Samsung Motors including Seoul Guarantee Insurance in September 1999.

2. Related public disclosures: Lawsuit against Samsung Electronics and its Affiliates Regarding Samsung Motors, December 22, 2005; and Court's Ruling on Lawsuit against Samsung Electronics and its affiliates, February 14, 2008

END